FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   08 June 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






          International Power Secures US$640 million Credit Facility

(London - 8 June 2005) International Power plc announces that it has signed a new US$640 million (GBP352 million) corporate Revolving Credit Facility with its core relationship banks which will run until October 2008, with an option to extend for a maximum of two years subject to lenders' consent.

The new facility replaces the existing US$450 million (GBP247 million) facility, which was due to expire in October 2006. Refinancing ahead of maturity takes advantage of current favourable market conditions, and reflects the strong relationship that International Power maintains with its banking group.

The Mandated Lead Arrangers for this facility were ABN AMRO Bank N.V., Calyon, ING Bank N.V., and The Royal Bank of Scotland plc.


For further information please contact:

Investor and Media Contact:
Aarti Singhal
+44 (0)20 7320 8681

About International Power

International Power plc is a leading independent electricity generating company with 15,523 MW (net) in operation and 1,708 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Company website: www.ipplc.com



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary